UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 0-18109

                             CUSIP NUMBER 055293104


(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR

               For Period Ended:  March 31, 1998

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION


                    BCAM International, Inc. & subsidiaries
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                            Full Name of Registrant


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                           Former Name if Applicable


                             1800 Walt Whitman Road
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           Address of Principal Executive Office (Street and Number)

                            Melville, New York 11747
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X|   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          See Part III below.

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company needs additional time to complete the closing for the quarter ended March 31, 1998. The Company expects that it will be able to file its Form 10-QSB within the prescribed time for this extension.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth C. Riscica                                   516       752-3550 x112
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

The Registrant's Form 10-KSB for the year ended December 31, 1997 was filed April 21, 1998, approximately five business days beyond the extended deadline of April 15, 1998, due to a significant restructuring and financing transaction.

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in results of operations from the corresponding period of the prior year. Such changes will include charges for financing costs associated with the acquisition of Drew Shoe Corporation in September 1997, for the decision to discontinue the HumanCAD division during late February 1998 and for the difference in value between the grant date and the date of shareholder approval in February 1998 of certain stock options. Each of these items is discussed in greater detail in the Company's Form 10-KSB for the year ended December 31, 1997.

                   BCAM International, Inc. and subsidiaries
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  May 18, 1998              By  /s/ Michael Strauss
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                                Chairman, President and Chief Executive Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)